KW 3/4

13013213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

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SEC FILE NUMBER
8-50325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RP&C International (Securities), Inc.

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, 20th Floor, Attention Redwall Partners
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Ebert 212-809-7171
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name - if individual, state last, first, middle name)

220 Market Avenue, S., Suite 700, Canton, Ohio 44702
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/5/13

OATH OR AFFIRMATION

I, Richard Joseph Borg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RP&C International (Securities), Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID P. QUINT, Attorney
NOTARY PUBLIC - STATE OF OHIO

Notary Public

Signature

SECRETARY

Title

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
RP&C International (Securities), Inc.
New York, New York

Report on the Financial Condition

We have audited the accompanying statements of financial condition of RP&C International (Securities), Inc., which comprise the balance sheet as of December 31, 2012, and the related statements of income (loss), changes in shareholder's equity and changes in cash flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial conditions in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RP&C International (Securities), Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 16, 2013

STATEMENT OF FINANCIAL CONDITION

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2012

ASSETS		
Cash	$	102,897
Accounts receivable:		
Related party - RP&C International, Inc.		449,652
Trade		10,502
Prepaid assets		1,844
Membership - FINRA		6,000
	$	570,895
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$	13,000
		13,000
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		372,895
		557,895
	$	570,895

See independent auditor's report and notes to financial statements.

STATEMENT OF INCOME (LOSS)

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2012

REVENUES		
Investment advisory fees	$	-
Miscellaneous income		-
Interest		208
		208
EXPENSES		
Commissions		-
FINOP fees		30,000
Accounting and auditing		9,207
FINRA membership costs		3,611
Travel		3,646
Miscellaneous		1,601
		48,065
(LOSS) BEFORE INCOME TAX BENEFIT		(47,857)
Income tax benefit		(16,271)
NET (LOSS)	$	(31,586)

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2012

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2012	$ 1	$ 184,999	$ 404,481	$ 589,481
Net (loss)	-	-	(31,586)	(31,586)
Balance at December 31, 2012	$ 1	$ 184,999	$ 372,895	$ 557,895

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOW

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2012

Cash flows from operating activities:		
Net (loss)	$	(31,586)
Changes in assets and liabilities:		
Decrease in accounts receivable		45,959
Increase in prepaid assets		(1,080)
Decrease in accrued expenses		(21,000)
Net cash (used in) operating activities		(7,707)
Net (decrease) in cash		(7,707)
Cash at beginning of year		110,604
Cash at end of year	$	102,897

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

RP&C International (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of RP&C International, Inc. ("RP&C, Inc."). The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and no write-down was necessary as of December 31, 2012.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

The Company and RP&C, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of RP&C, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from RP&C, Inc.

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the

NOTE B - ACCOUNTING POLICIES (CONTINUED)

recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 for the initial application date and as of December 31, 2012.

The Company files a consolidated return with its parent, RP&C, Inc. During the year ended December 31, 2012, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2013, the date which the financial statements were available to be issued.

NOTE C - TRANSACTIONS WITH RELATED PARTY

During 2012, RP&C, Inc. paid net expenses of the Company totaling $14,689. Amounts receivable from RP&C, Inc. as of December 31, 2012 are $449,652.

NOTE D - CONCENTRATION OF CUSTOMERS

The Company relies on RP&C, Inc. for investment advisory fees. For the year ended December 31, 2012, investment advisory fees were zero.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital, as defined, of $89,897 which was $84,897 in excess of its required net capital of $5,000 and aggregate indebtedness of $13,000. The aggregate indebtedness to net capital ratio, as defined, was .14 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2012

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	557,895
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - RP&C International, Inc.		(449,652)
Trade		(10,502)
Prepaid assets		(1,844)
Membership - FINRA		(6,000)
NET CAPITAL	$	89,897
TOTAL AGGREGATE INDEBTEDNESS	$	13,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	84,897
Net capital less 120% of minimum net capital required	$	83,897
Ratio: Aggregate indebtedness to net capital		.14 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2012.

See independent auditor's report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2012

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2012

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
RP&C International (Securities), Inc.
C/O Redwall Partners
630 Fifth Avenue, 20th Floor
New York, New York 10111

In planning and performing our audit of the financial statements of RP&C International (Securities), Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 16, 2013